DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                                HOUSTON, TX 77019
                            TELEPHONE (713) 524-4110
                            FACSIMILE (713) 524-4122

                                August 29, 2005

Ms. Mary K. Fraser, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  Pathogenics, Inc.
     Form SB-2 Registration Statement
     File No. 333-123431

Dear Ms. Fraser:

We have enclosed three red-lined copies of the amended registration statement for your review. In response to your letter dated July 25, 2005, Pathogenics, Inc. (the "Company") has the following responses:

Comments  applicable  to  the  entire  filing
---------------------------------------------

1. We have revised the wording of the Registration Statement to address the use of capitalization, the excessive use of parenthetical phrases, improper use of acronyms, excessively long sentences, legalistic and over complex explanations, highly technical business terminology and have attempted to limit our use of defined terms.

2. We have revised the prospectus as you have requested and eliminated the following technical terms from the forefront and the body of the prospectus:

          Active Halogen Compounds
          Main long-lived oxidant produced by human granulocytes and monocytes
          Cytotoxicity
          Endogenous
          Endogenous Antiseptic
          Endothelial  Cells
          Formulation  Development  Program
          Genotoxicity  Screening
          Innate  Immunity
          Novel  Endogenous  anti-infective
          Oxidizing  Mechanism  of  Action
          Rhinosinusitis

     We have also followed your suggestion to explain the following remaining technical terms the first time they appear in the Registration Statement and have eliminated the glossary from the Registration Statement altogether:

          Crural  Ulcer
          Amino  Acid
          Derivatives
          Otitis  Externa  ("Swimmers  ear")
          Clinical  Trials
          Conjunctivitis  ("Pink  eye")

3. We have revised the information presented on the cover page of the prospectus to include only the information specified by Item 501(a) of Regulation S-B.

4. We have removed the information from our cover page regarding responsibility for misstatements, and included only the information specified by Item 501(a) of Regulation S-B.

Prospectus  Summary
-------------------

5. We have either sent you the supporting documentation listed below (marked as necessary to show the location of each fact or statistic we are relying on for the claims made in the prospectus) for the factual and statistical claims we have made in the Prospectus or deleted those claims entirely. We have also deleted these citations in the prospectus.

     Claim #1: In pre-clinical studies conducted by the researchers, N-chlorotaurine demonstrated the ability to kill bacteria, viruses, parasitic intestinal worms, and destroy or inhibit the growth of fungi. (Description of Business - N-chlorotaurine)

          Support for Claim #1:

          (a) Nagl, M and Gottardi, W. In vitro experiments on the bactericidal action of N-chlorotaurine. Hyg.Med. 17:431-439, 1992.

          (b) Nagl, M and Gottardi, W. Enhancement of the bacterial efficacy of N chlorotaurine by inflammation samples and selected N-H compound. Hyg.Med. 21:597-605, 1996.

          (c) Nagl, M, Larcher, C and Gottardi, W. Activity of N-chlorotaurine against Herepes simplex and Adenoviruses. Antiviral. Res. 38(1): 25-30, 1998).

     Claim #2: Additional pre-clinical studies conducted by the researchers showed that when N-chlorotaurine was applied in the presence of human nasal mucus, its ability to destroy microorganisms was increased. (Description of Business - N-chlorotaurine)

          Support for Claim #2:

          Nagl M, Lass-Floerl C, Neher A, Gunkel AR, Gottardi W. Enhanced fungicidal activity of N-chlorotaurine in nasal secretion. J Antimicrob Chemother 2001; 47: 871-4.

     Claims #3 - #6: The clinical trials conducted by the researchers to date have proved N-chlorotaurine's tolerability on the skin and mucous membranes and have demonstrated initial signs of efficacy in:

          (a) outer ear infections,
          (b) Infected leg ulcers,
          (c) eye infections, and
          (d) inflammation of the sinuses caused by infections. (Description of Business - N-chlorotaurine)

          Support for Claims #3 - #6:

          (a)  outer  ear  infections,  Laryngoscope,  "Acute  Otitis  Externa:
               Efficacy and Tolerability of N-chlorotaurine, a Novel Endogenous Antiseptic Agent," 2004; 114: 850-4

          (b) Infected leg ulcers, Br J Dermatol, "Tolerability and efficacy of N-chlorotaurine compared to chloramine T for treatment of chronic leg ulcers with purulent coating," 2003; 149: 590-7)

          (c) eye infections, Ophthalmologica, "Tolerance of N-chlorotaurine, a newantimicrobial agent, in infectious conjunctivitis - a phase II pilot study," 2000, 214: 111-4)

          (d) inflammation of the sinuses caused by infections of bacterial, fungal and viral origin, Auris Nasus Larynx, "Tolerability of N-chlorotaurine in Chronic Rhinosinusitis Applied via Yamik Catheter," (Submitted) 2005.

     Claim #7: This field is considered the third largest in terms of annual sales, surpassed only by drugs for treating central nervous system disorders and cardiovascular disease. (Description of Business - N-chlorotaurine - Potential Market for N-chlorotaurine)

          Support  for  Claim  #7:  Nature  Biotechnology,  Vol.  21:1256,  Nov
          2003.

     Claim #8: Anti-infectives are the third largest segment of the pharmaceutical industry, with annual sales totaling $45 billion. (Description of Business - N-chlorotaurine - Potential Market for N-chlorotaurine)

          Support for Claim #8: Roehr, Bob. Anti-infective Drug Development in Decline. 43rd ICAAC. Presented Sept. 15, 2003, as reviewed by Gary
          D. Vogin, MD for Medscape Medical News.

     Claim #9: Of the $45 billion in the anti-infectives markets, 62% is for antibacterials, 12% is for HIV, 6% is for other viral infections, 7% is for antifungals, and 13% is for vaccines and immunology. The 4-year compounded growth rate for anti-infectives is strong at 10%. The best markets for anti-infectives are the United States (48%), Europe (22%), and Japan (13%). (Description of Business - N-chlorotaurine- Potential Market for N-chlorotaurine)

          Support for Claim #9: Bartlett, Bob G. 43rd ICAAC. Presented Sept. 15, 2003.

     Claim #10: Broad-spectrum, multi-indication anti-infective drugs generally have potential annual sales of $1 billion within three years of market introduction. (Description of Business - N-chlorotaurine- Potential Market for N-chlorotaurine)

          Support for Claim #10: "Superbugs & Superdrugs: A Strategic Guide to the Global Antimicrobials Industry, Industries and Therapies," SMi Publishing Ltd. 2000, at page 130, "Superbugs".

     Claim #11 : Treatment of sinus and ear infections are the most common reason for outpatient antibiotic prescriptions (Description of Business - N-chlorotaurine - Potential Market for N-chlorotaurine)

          Support for Claim #11: Consumer Reports, "Super-germ alert," January 2001, 60-61.

     Claim #12: conjunctivitis (eye infections commonly referred to as "pink eye") is considered the most common reason for non-traumatic eye complaints. (Description of Business - N-chlorotaurine- Potential Market for N-chlorotaurine)

          Support for Claim #12: American Family Physician, "Should We Prescribe Antibiotics for Acute Conjunctivitis," Vol. 66, No. 9, November 1, 2002.

     Claim #13: The Impact of N-chlorotaurine on the Candida virus. (Description of Business - N-chlorotaurine - Research and Development of N-chlorotaurine)

          Support for Claim #13: Antimicrob Agents Chemother, "Impact of N-chlorotaurine on viability and production of secreted aspartyl proteinases of Candida spp." 2002; 46: 1996-9.

     Claim #14: Explanation of the chemical properties of N-chlorotaurine and how it is a key compound in the human defense system to infections.
     (Description of Business - N-chlorotaurine - Research and Development of N-chlorotaurine)

          Support for Claim #14: Arch Pharm (Weinheim), "Chemical properties of N-chlorotaurine sodium, a key compound in the human defence system," 2002; 335: 411-21.

     Claim #15: Comparison of N-chlorotaurine with another treatment - chloramine T - for the treatment of infected leg ulcers. (Description of Business - N-chlorotaurine- Research and Development of N-chlorotaurine)

          Support for Claim #15: Br J Dermatol, "Tolerability and efficacy of N-chlorotaurine compared to chloramine T for treatment of chronic leg ulcers with purulent coating," 2003; 149: 590-7.

     Claim #16: Study of influence of N-chlorotaurine on nasal mucous. (Description of Business - N-chlorotaurine- Research and Development of N-chlorotaurine)

          Support for Claim #16: Am J Rhinol, "In vitro study on the influence of N-chlorotaurine on the ciliary beat frequency of nasal mucosa," 2003; 17: 149-52.


     Claim #17: Application of N-chlorotaurine to sinusitis complicated by immune suppression. (Description of Business - N-chlorotaurine- Research and Development of N-chlorotaurine)

          Support for Claim #17: ORL J Otorhinolaryngol Relat Spec, "Refractory rhinosinusitis complicating immunosuppression: application of N-chlorotaurine, a novel endogenous antiseptic agent," 2003; 65:
          303-5.

     Claim #18: Down-regulatory effect of N-chlorotaurine. (Description of Business - N-chlorotaurine- Research and Development of N-chlorotaurine)

          Support for Claim #18: Immunol Lett, "Down-regulatory effect of N-chlorotaurine on tryptophan degradation and neopterin production in human PBMC," 2004; 93: 143-9.

     Claim #19: Tolerability of N-chlorotaurine shown in the middle ear of a guinea pig. (Description of Business - N-chlorotaurine- Research and Development of N-chlorotaurine)

          Support for Claim #19: Ann Otol Rhinol Laryngol, "Tolerability of N-chlorotaurine in the guinea pig middle ear - a pilot study using an improved application system," 2004; 113: 76-81.

     Claim #20: Efficacy and tolerability of N-chlorotaurine in treating Otitis Externa ("swimmers ear"). (Description of Business - N-chlorotaurine- Research and Development of N-chlorotaurine)

          Support  for  Claim  #20:  Laryngoscope,  "Acute  Otitis  Externa:
          Efficacy and Tolerability of N- Chlorotaurine, a Novel Endogenous Antiseptic Agent," 2004; 114: 850-4.


     Claim #21: Non-motor symptoms, such as dementia occurs in at least 50% of the patients; depression is also very common. (Description of Business - Choloroquine Diphosphate).

          Support for Claim #21: "The Columbia Electronic Encyclopedia, Sixth Edition," Copyright 2003, Columbia University Press. Licensed from Columbia University Press. All rights reserved.

     Claim #22: The Parkinson's Disease market will undergo a relatively consistant growth pattern over the next several years, growing from $1.9 billion in 2001 to over $2.4 billion in 2007. (Description of Business - Choloroquine Diphosphate - Potential Market for Chloroquine).

          Support  for  Claim  #22:  Marketresearch.com:  The  CNS  Outlook  to
          2007.

6. We have revised the summary section of the Prospectus to include the general nature of the studies completed on both N-chlorotaurine and Chloroquine Diphosphate as you requested and that section now states:

               "All of the research and development which has been completed on N-chlorotaurine has been completed by the researchers in Austria. The researchers have completed studies on the impact of N-chlorotaurine on the Candida virus; studies on the chemical properties of N-chlorotaurine and how it is a key compound in the human defense system to infections; research on N-chlorotaurine for the treatment of infected leg ulcers; a study of the influence of N-chlorotaurine on nasal mucous; the application of N-chlorotaurine to combat sinus infections complicated by immune suppression; the tolerability of N-chlorotaurine in the middle ear of a guinea pig; and efficacy and tolerability of N-chlorotaurine in treating swimmers ear.

               All of the research and development on Chloroquine Diphosphate has been conducted by Alpha Research Group, LLC. Alpha Research Group, LLC has conducted a ten (10) patient clinical study using less than one half of the conventional malarial treatment dose of commercially available Chloroquine Diphosphate in a time-released formula with a brain targeting agent. Data from this study showed that Alpha Research Group, LLC's novel Chloroquine Diphosphate formulation alleviated both Parkinson's Disease motor symptoms in patients diagnosed with Parkinson's Disease, as well as the manifestation of involuntary jerky motions in patients and was generally well tolerated even after several months of continual use."

7. We understand that our previous comment letter was not confidential and we have revised our disclosures regarding the status of the studies we have conducted as described in question 6, above.

8. We have revised the Summary of the prospectus as you have requested, and have eliminated references to "Phase 2b" or "Phase 2a" "pilot studies" throughout the Prospectus so as not to be related to the official characterizations used by the FDA. Additionally, the adjective "pilot" in reference to clinical studies has been replaced throughout the prospectus with the adjective "small-scale."

9. We have revised the last paragraph on page 5 of the prospectus as you have requested, and stated that "To date, neither product candidate has completed the pre-clinical development necessary to support an FDA IND application which is required to conduct FDA approved clinical trials. Furthermore, the Company has not out-licensed any products, and we have not received any commercial revenues to date. " (Prospectus Summary).

10. We have replaced the term "clinical proof of concept" in the last paragraph on page 5 of the prospectus with the phrase that we develop our products "up to the point they demonstrate efficacy in small-scale clinical trials " (Prospectus Summary).

11. We have revised the last paragraph on page 5 of the prospectus as you have requested to explain what we meant by "further clinical development," as follows:

               "Our core business strategy is to add value to our technologies by developing them up to the point they demonstrate efficacy in small-scale clinical trials and we obtain US Food & Drug Administration ("FDA") approval of an Investigational New Drug ("IND") application. We then plan to license them out to larger pharmaceutical companies for FDA approved larger-scale clinical efficacy trials (Phase I, II and III trials), FDA New Drug Approval ("NDA"), and sales and marketing, in return for upfront and milestone payments and royalties." (Prospectus Summary).

          Additionally,  we  have  removed  the  reference  to  the  word
          "registration."

12. We have revised the sentence as you have requested, and deleted the word "substantially" from the last paragraph on page 5 of the prospectus. (Prospectus Summary).

13. We have revised our description of the development plans for N-chlorotaurine as you have requested in the section entitled "Description of Business" under the subheading entitled "Research and Development of N-chlorotaurine," as follows:

               "The Company plans to prepare and file an IND application with the FDA and reproduce some or all of these trials under FDA approval in an effort to gain FDA approval for N-chlorotaurine in the United States, of which the Company can provide no assurance. As part of the development plan, the Company plans on conducting further preclinical studies, including formulation and toxicology studies, to support the filing of the Company's IND application on N-chlorotaurine. Once we begin the IND support studies, we anticipate them taking approximately 24 months to complete, at a total direct cost of approximately
          $2,000,000. We plan to raise the $2,000,000 to fund this program through debt and/or equity financing, which may have a dilutive effect on our then shareholders, and which we can give no assurance will be raised. We intend to start this development program once we receive all, or a significant portion of these additional funds. Assuming that there are no unusual findings during the balance of the IND support studies and that we raise sufficient funds, we will proceed to file the IND.

               The Company plans to use the information put together for the IND, if funding permits its completion, to show the potential value of N-chlorotaurine to larger pharmaceutical companies. Following the IND approval, we intend to license the N-chlorotaurine patents to larger pharmaceutical companies for FDA approved clinical trials (Phase I, II and III trials), FDA New Drug Approval ("NDA"), and sales and marketing in return for upfront and milestone payments and royalties (the FDA approval process is described below in further detail under the subheading "Need for Government Approval" later in this section). The Company intends for any future licensee to first obtain regulatory approval in the US, and thereafter seek regulatory approval outside the US in as many countries as deemed economically justifiable." (Description of Business - N-chlorotaurine - Research and Development of N-chlorotaurine)

     We have further revised our description of the development plans for CQ as you have requested in the section entitled "Description of Business" under the subheading entitled "Research and Development of CQ," as follows:

               "The Company plans on further developing novel therapies based upon Alpha's intellectual property for the application of Parkinson's disease, levodopa induced dyskinesias and other debilitating neurological disorders. As part of the development plan, the Company plans on conducting further preclinical studies, including formulation and efficacy studies in rodent and non-human primate models for Parkinson's Disease, to support the filing of the Company's IND application. Assuming we begin the IND support studies, we anticipate it taking approximately 12 months to complete such studies, at a total direct cost of approximately $1,000,000. We plan to raise the $2,000,000 to fund this program through debt and/or equity financing, which may have a dilutive effect on our then shareholders, and which we can give no assurance will be raised. We intend to start this development program once we receive all, or a significant portion of these additional funds. Assuming that there are no unusual findings during the balance of the IND support studies and that we raise sufficient additional funds to begin and complete such studies, we plan to proceed to file the IND.

               The Company will use the IND data package to show the potential value of Chloroquine Diphosphate to larger pharmaceutical companies. Following the IND approval, we intend to license the Chloroquine Diphosphate patents to larger pharmaceutical companies for Federal Drug Administration approved clinical trials (Phase I, II and III trials), FDA New Drug Approval ("NDA"), and sales and marketing in return for upfront and milestone payments and royalties (the FDA approval process is described below in further detail under the subheading "Need for Government Approval"). The Company intends any future licensee to first obtain regulatory approval in the US, and thereafter seek regulatory approval outside the US in as many countries as deemed economically justifiable by the future licensee." (Description of Business - Choloroquine Diphosphate - Research and Development of CQ)

     Finally, we have added additional disclosure under note 3 of the section entitled "Use of Proceeds" as follows:

               "These estimated research and development expenses include $44,000 in support of research conducted by the N-chlorotaurine researchers until the end of 2005, $21,000 for seven months of scientific development consulting for Chloroquine Diphosphate by Jodi Nelson from June to December 2005, and $37,690 in patent expenses for 2005."

14. We have revised the prospectus as you have requested, and relocated the third full paragraph on page 7 so it appears immediately following the last paragraph on page 5. We have also provided a descriptive subheading entitled "Summary of Risk Factors" for the information included in the paragraph.

15. We have significantly revised the subsection with the subheading entitled "Research and Development of N-chlorotaurine." The prospectus now states as you have requested the amounts that have been spent on the research to date by each party, and each party's obligations to fund current and future research.

               "The researchers themselves have primarily funded their research work on N-chlorotaurine at no cost to the Company (performing medical research on promising compounds like N-chlorotaurine is part of their job responsibilities as research faculty at the University on Innsbruck). Additionally, 263,859 euro (approximately US $326,130 as of August 16, 2005) of philanthropic medical research grant assistance has been provided to the researchers by the Austrian Science Foundation and the Jubilee Fund of the Austrian National Bank from 1997 - 2004 (98,399 euro from '97-'99 (approximately US $121,621 as of
          August 16, 2005); 1,400 euro from '97-'98 (approximately US $1,730 as of August 16, 2005); 27,761 euro from '00-'01 (approximately US
          $34,313  as  of  August  16,  2005);  and  87,230  euro  from  '01-'04
          (approximately US $107,817 as of August 16, 2005)). The researchers continue to apply for research grants from philanthropic organizations, but there can be no assurance they will receive additional grants in the future.

               The Company has provided the researchers $6,802 so far this year in support of their ongoing research on N-chlorotaurine. While the Company is under no contractual obligation to provide current or future research support to the researchers, it believes the researchers ongoing research of N-chlorotaurine contributes to further the scientific development of N-chlorotaurine as an effective human topical medication. Accordingly, the researchers have requested, and the Company's management has indicated their intention to provide the researchers an additional $39,000 in 2005 to partially support their ongoing research on N-chlorotaurine, from the proceeds of the additional purchases of Convertible Preferred Stock, if available after paying off the Company's then liabilities. These additional studies will be focused on defining N-chlorotaurine's effect on bacteria and fungi on a protein level, elucidating the role of N-chlorotaurine during inflammation, and discovering any potential synergisms with other components of the immune system. The planned clinical studies in progress are focused on obtaining additional safety and efficacy data on N-chlorotaurine as well as to further define optimal dosing parameters for future large-scale clinical studies in several topical body cavity infections." (Description of Business - N-chlorotaurine - Research and Development of N-chlorotaurine)

     In addition, we have added a clarification under the subheading "Research and Development of N-chlorotaurine" as to whether any of the research conducted to date will be available to us to include in an IND application to the FDA.

               "The Company believes that most, if not all of the pre-clinical studies conducted by the researchers should be admissible to the FDA to support the filing of the Company's IND application on N-chlorotaurine. Nonetheless, the Company believes it will be necessary for it to conduct further preclinical studies, including formulation and toxicology studies, in order to complete an IND application on N-chlorotaurine. Although the researchers are under no contractual obligation to permit us to use their pre-existing research in support of our IND application, we have no reason to believe they would deny our use of this research as the researchers stand to benefit from our IND application. In the event that the researchers do not permit us to use their pre-existing research in support of our IND application, we will have to duplicate it at a substantial and unknown additional cost of time and expense, which amounts we do not currently have.

               All the clinical trials conducted to date by the researchers were conducted according to Good Clinical Practice ("GCP") guidelines under the approval of the University of Innsbruck Ethics Committee and Austrian Ministry of Health and Women. GCP guidelines are internationally accepted (including the USA) ethical and scientific quality standards for designing, conducting, recording, monitoring, auditing, recording, analyzing and reporting clinical trials that involve the participation of human subjects. Compliance with these standards provides public assurance that the rights, safety, and well-being of trial subjects are protected, and that the clinical trial data are credible. Although the clinical trials to date have been conducted according to GCP guidelines, they have not been conducted under the auspices of an FDA approved IND application and as a result, these clinical studies will have to be reproduced under an FDA approved IND before they can be submitted to the FDA as part of an NDA application for any particular indication." (Description of Business - N-chlorotaurine - Research and Development of N-chlorotaurine)

16. We have clarified the consulting services performed by Mr. Mackey as well as when the shares were issued to Mr. Mackey as follows:

               "Mr. Mackey provided advice and service to the Company in connection with the reverse merger process, financing, and negotiation with various parties prior to the Company's exchange of shares with the Tyrol members, pursuant to the Consulting Agreement. Mr. Mackey continues to perform services for the Company pursuant to the Consulting Agreement in connection with new technologies and how to structure potential financing packages.

               Mr. Mackey paid $900 cash consideration for a 2.2% interest in Tyrol Therapeutics, LLC on January 21, 2005, which was subsequently converted into 900,000 shares of the Company's common stock in connection with the Reorganization, which shares are included in this Registration Statement. Either Mr. Mackey or the Company has the right under the Consulting Agreement, to terminate the agreement for any reason after providing thirty (30) days written notice, and any termination under the Consulting Agreement will not affect Mr. Mackey's rights to receive the compensation already earned." (Description of Business - History)

17. We have quantified the amount of the penalty we face as you requested as a result of the fact the registration statement was not effective prior to the date specified in our agreement as follows:

               "As of June 30, 2005, the purchase price of the outstanding preferred stock was $95,000, thereby resulting in penalties of 1.5% ($1,425 or 49,138 shares of Common Stock) due after the expiration of the first two thirty day periods following the June 18, 2005 deadline, and 2% ($1,900 or 65,517 shares of Common Stock) at the expiration of each thirty day period thereafter, resulting in total penalties owed of approximately $2,850 or 98,276 shares of Common Stock as of the filing of this Registration Statement; however, as of the filing of this Registration Statement, the purchasers of the Preferred Stock have not required us to pay any penalties in connection with our failure to gain effectiveness of this Registration Statement, and we have not paid such penalties to the purchasers of the Preferred Stock. We plan to ask the purchases of the Preferred Stock to waive the penalties which we owe, of which there can be no assurance. " (Risk Factors - We Will Be Forced To Pay Penalties in Connection with the Registration of the Convertible Preferred Stock, Which Will Cause Dilution to Our Existing Shareholders; Description of Business - Securities Purchase Agreement)

     We have also indicated that we intend to pay these penalties in the form of Common Stock pursuant to the agreement (where we will obtain the funds to pay these penalties) as follows:

               "These penalties [are] payable in shares of the Company's Common Stock " (Risk Factors - We Will Be Forced To Pay Penalties in Connection with the Registration of the Convertible Preferred Stock, Which Will Cause Dilution to Our Existing Shareholders)

               "The Company must pay the Liquidated Damages in the form of shares of Common Stock at the Conversion Price within Ten (10) days after the end of each Thirty (30) day period or shorter part thereof for which Liquidated Damages are payable." (Description of Business - Securities Purchase Agreement)

18. We are registering an amount of shares equal to 150% of the number of shares into which the preferred stock is convertible to take into account "dividends which will accrue on the Convertible Preferred Stock" (page 7), "adjustments to the Conversion Rate in connection with changes in the Company's capitalization" (page 7), Liquidated Damages, as described in comment 17, above, and pursuant to the explicit terms of the Securities Purchase Agreement. We have noted this last reason in the prospectus by adding the following language:

               "The Securities Purchase Agreement requires that the Company will register not less than a number of shares of common stock in the Company's Registration Statement that is equal to 150% of the Common Stock issuable upon conversion of the Preferred Stock." (Prospectus Summary)

     Additionally, the prospectus includes several descriptions of the dividend rate and terms, including:

               "We are required, in connection with our outstanding Convertible Preferred Stock, to pay the holders of our Convertible Preferred Stock quarterly dividends at 2.5% above the prime rate published by Citibank, N.A. (as of August 17, 2005, the prime rate was 6.50%) ("Dividends"). The Dividends are payable on the last day of April, July, October and January, in cash or additional shares of the Company's Convertible Preferred Stock." (Dividend Policy)

               On February 25, 2005, the Company filed a Certificate of Designations of Convertible Preferred Stock with the Secretary of State of Delaware (the "Certificate" and the "Convertible Preferred Stock"). The Certificate consists of ten thousand (10,000) shares of Convertible Preferred Stock, which had a face amount equal to twenty-seven dollars and fifty cents ($27.50) per share. The holders of the Preferred Stock are entitled to receive cumulative dividends at two and a half percent (2.5%) above the prime rate published from time to time by Citibank, N.A. of the Face Amount per year. These dividends are payable by the Company quarterly on the last day of April, July, October and January, starting July 2005, in cash or additional shares of Convertible Preferred Stock, payable in shares of Convertible Preferred Stock at a rate equal to the outstanding amount of the dividends divided by the face amount (the Convertible Preferred Stock is defined in greater detail under the section entitled "Description of Securities")." (Description of Business - Convertible Preferred Stock)

19 We have added information to the table in the section entitled "Use of Proceeds" to disclose the general purposes to which we have put the funds received from the private placement as of June 30, 2005. We have also revised the table to include our estimates for how we will use the remaining $180,000 of funds received from the private placement. Please see also our responses to comments 21 and 22 herein, where we have further discussed the factual basis for our belief that the funds for the privately placed securities will be adequate to continue our operations until the end of the fourth quarter of 2005

Risk  Factors
-------------

We  may  not  be  able  to meet our current and future liabilities and remain in
--------------------------------------------------------------------------------
operation  until  we  receive  the  money  from  the  receipt  of money [sic] in
--------------------------------------------------------------------------------
connection  with  subsequent  tranches
--------------------------------------

20. We have removed the previous sentence regarding the $95,000 due to the Convertible Preferred Stock holders, as we do not owe this amount to the purchasers of the Convertible Preferred Stock, nor is it a penalty.

21. We have revised the risk factor to discuss the amount of funds we have on hand, and our commitments for expenditures as follows:

               "The Company had $562 of cash on hand at June 30, 2005, and required $140,517 for current liabilities. The Company had working capital of $139,955 at June 30, 2005. The Company believes it will be able to remain in operation until the fourth quarter of 2005, assuming the sale of the additional tranches of Convertible Preferred Stock, as the Company believes it is currently successful in keeping its expenses low while still in the development stage of its technologies. If the Company is delayed in raising that money, as a result of the Company not obtaining effectiveness of this registration statement, or for any other reason, the Company could be forced to abandon or curtail its planned research and development activities, and/or abandon or curtail its operations, and any investment in the Company could be lost.(Risk Factors - We May Not Be Able to Meet Our Current and Future Liabilities and Remain in Operation Until We Receive The Money From The Receipt of Money In Connection With Subsequent Tranches.)

     In response to your previous request, we had revised the preceding Risk Factor to discuss the factual basis for our belief that the funds for the privately placed securities will be adequate to continue our operations until the fourth quarter of 2005 as follows:

               "Currently, the Company believes it will have enough money to continue its business operations until the end of the fourth quarter of 2005, assuming the Five (5) entities continue to subscribe to additional tranches of Convertible Preferred Stock in connection with additional purchases of 6,545 shares of the Company's Convertible Preferred Stock, for contractually committed consideration of $180,000, as they are required to pursuant to the Securities Purchase Agreement. The Company plans to pay the dividends on the Convertible Preferred Stock in shares of stock, which the Company believes will help its cash position. The Company believes it will have enough cash to sustain its operations until the end of the fourth quarter of 2005, because the Company's Chief Executive Officer has agreed to accrue his salary as of April 1, 2005, the Company's Consulting Agreement with William Mackey is to be paid when the Company receives all the financing from the sales of additional tranches of Convertible
          Preferred Stock, the Company plans to pay the dividends on the Convertible Preferred Stock in shares of the Company's common stock and the Company's office space expense is minimal and is cancelable at any time at the request of the Company; however, there is a risk that our Registration Statement will not be declared effective and/or that we will not be able to meet our current and future liabilities and remain in operation until we are able to receive additional money in connection with the subsequent sales of Convertible Preferred Stock." (Risk Factors - We May Not be Able to Continue Our Business Operations Unless We Raise Additional Financing)

     We had also quantified this disclosure to the extent practicable in the table we added to the section of the prospectus entitled "Use of Proceeds." We have added further specifics to this table and updated the amounts therein in response to your latest request. Please see our response to comment 19 herein.

     Based upon our latest estimates, we have revised our forecast of how long the Company believes it can satisfy its cash requirements until the end of the fourth quarter of 2005, assuming the receipt of an additional $180,000 under the terms of our Private Placement Offering, and have indicated this change throughout the prospectus.

22. You had noted in your previous comment 23 that "while the sales of preferred stock may bring in $275,000, [1] your CEO's salary is $200,000 and the offering expenses are estimated to be $38,000. In view of [2] your rent and other expenses, including [3] Mr. Mackey's consulting agreement, it does not appear that there will be any funds available for research and development" and asked to address this in the risk factor, the Use of Proceeds section of the document and Management's Discussion and Analysis as appropriate.

     We have addressed each of these specific concerns as follows (numbers and emphasis added to identify specific concerns):

               "The Company believes it will have enough cash to sustain its operations until the fourth quarter of 2005, because[1]the Company's Chief Executive Officer has agreed to accrue his salary as of April 1, 2005,[3] the Company's Consulting Agreement with William Mackey is to be paid when the Company receives all the financing from the sales of additional tranches of Convertible Preferred Stock, the Company plans to pay the dividends on the Convertible Preferred Stock in shares of the Company's common stock and [2] the Company's office space expense is minimal and is cancelable at any time the request of the Company " (Risk Factors - We May Not be Able to Continue Our Business Operations Unless We Raise Additional Financing)

          Moreover, we had quantified to the extent practicable our anticipated expenses in the "Use of Proceeds" section on page 16, and indicated that we anticipated spending a total of $94,992 of the net proceeds on Research and Development. In addition, we noted that despite our plans:

               "Additionally, the Company's expenses may force the Company to spend substantially less of the money raised on research and development activities." ("Use of Proceeds")

          We had further addressed your comment in the "Management's Discussion and Analysis" section of the prospectus, under the subheading entitled "Liquidity and Capital Resources." We specifically noted the following risk with respect to research and development expenses on page 44 of the prospectus:

               "Under terms of our Private Placement Offering we anticipate the receipt of an additional $180,000, which amount may be spent on the Company's operating expenses and not on any additional research development." (Management's Discussion and Analysis -Liquidity and Capital Resources)

               We further noted that "We anticipate the need for approximately $3,000,000 in additional financing to perform research and development on N-chlorotaurine and CQ and obtain FDA approval of an IND for each drug" (Risk Factors - We May Not be Able to Continue Our Business Operations Unless We Raise Additional Financing); $2,000,000 for N-chlorotaurine (Description of Business - N-chlorotaurine - Research and Development of N-chlorotaurine) and $1,000,000 for CQ (Description of Business - Choloroquine Diphosphate - Research and Development of
          CQ).

     WE  WILL  BE  FORCED  TO  PAY PENALTIES IN CONNECTION WITH THE REGISTRATION
     OF THE CONVERTIBLE PREFERRED STOCK, WHICH WILL CAUSE DILUTION TO OUR EXISTING SHAREHOLDERS

23. Please see our response to comment 17 herein where we have quantified and disclosed the amount of penalties we may be forced to pay in connection with the registration of the convertible stock, and the number of shares we will need to issue to cover these penalties.

24. We have revised the risk factor titled "Our Independent Public Accounting Firm Has Expressed Substantial Doubt As To Whether Our Company Can Continue As A Going Concern," as follows:

               "Our Company is in its early development stage, as planned principal activities have not begun. We have not generated any revenues since the Company's change in business focus to a biopharmaceutical company focused on high value-added pharmaceutical clinical development and have incurred substantial losses. These factors indicate that the Company may be unable to continue as a going concern, particularly in the event that it cannot generate sufficient cash flow to conduct its operations and/or obtain additional sources of capital and financing. Currently, the Company's management believes that it will be able to continue as a going concern, due to the fact that the Company's Chief Executive Officer, Frederic Zotos has agreed to accrue his salary until such time as the Company has sufficient cash on hand to continue its business plan and pay Mr. Zotos his accrued salary; the fact that under Mr. Mackey's Consulting Agreement, he is to be paid only after the Company receives all of the $275,000 due from the purchases of Preferred Stock, and because the Company is not required pay the N-chlorotaurine or Chloroquine Diphosphate researchers any royalties until the Company is able to commercially market any products based on N-chlorotaurine or Chloroquine Diphosphate. However, if the Company is not able to continue as a going concern, any investment in the Company may become worthless.

          Additionally, we have disclosed all the factors which we believe could cause the Company to fail to continue as a going concern and removed the language regarding other factors not disclosed."

N-chlorotaurine  may  not  be  effective  as  an  anti-infective, may cause side
--------------------------------------------------------------------------------
effects
-------

25. We have revised the prospectus as you have requested, and have eliminated references to "Phase II pilot studies" throughout the document so as not to be related to the official characterizations used by the FDA. The adjective "pilot" in reference to clinical studies has been replaced throughout the prospectus with the adjective "small scale."

Use  of  Proceeds
-----------------

26. You have asked us to expand the disclosure of the amount of the proceeds to be paid to Mr. Mackey pursuant to his consulting agreement. A description of these amounts have been added to the Registration Statement as follows:

               "Under the Consulting Agreement, Mr. Mackey was paid a retainer in the amount of $7,500 for each of the first three months of the Consulting Agreement, which is to be paid after the Company receives the $275,000 in financing, and $6,000 for each month of the financing thereafter, which is to be paid once the Company has received additional funding in excess of $1,000,000. The Company does not believe it will be required to pay any additional funds to Mr. Mackey in excess of these amounts in performance of his duties under the consulting agreement. Mr. Mackey provided advice and service to the Company in connection with the reverse merger process, financing, and negotiation with various parties prior to the Company's exchange of shares with the Tyrol members, pursuant to the Consulting Agreement. Mr. Mackey continues to perform services for the Company pursuant to the Consulting Agreement in connection with new technologies and how to structure potential financing packages." (Description of Business - History)

     Additionally, similar language has been added under the "Use of Proceeds," section of the Registration Statement.

27. The Company intends to repay the $20,000 loan from Messrs. Mackey and Sklar, from the proceeds of the offering, and this has been disclosed under note (4) of the "Use of Proceeds" table.

28. We have inserted a note as you have requested in the "Use of Proceeds" table to include the amounts payable to Jodi Nelson in payment of her scientific consulting fees to further develop CQ as follows:

          "These estimated research and development expenses include $44,000 in support of research conducted by the N-chlorotaurine researchers until the end of 2005, which the researchers have requested, and the Company's management has indicated their intention to provide, although no written contract for such amount currently exists for such funds. Additionally, this amount includes $21,000 for seven months of scientific development consulting for Chloroquine Diphosphate by Jodi Nelson from June to December 2005, and $37,690 in patent expenses for 2005." (note (3) to the table titled "Use of Proceeds")

29.  Please see our response to comment 19 herein.

License Agreement for Patent Rights in connection with N-chlorotaurine - page 29
--------------------------------------------------------------------------------

30. Messrs. Zotos and Ferrari do not have any continuing relationship with Atlantic Technology Ventures, Inc. They ceased being employees of Atlantic Technology Ventures inc. when it merged with Manhattan Pharmaceuticals, Inc. on February 21, 2003. Atlantic Technology Ventures, Inc. is now publicly traded on the Over the Counter Bulletin Board market under the ticker symbol "MHTT.OB."

31. We have revised our disclosure under the Description of Business section, under "Research and Development on N-chlorotaurine" to include the research and development the researchers have performed on N-chlorotaurine, and have additionally added a similar description of our research and development activities for Chloroquine Diphosphate under "Research and Development of Chloroquine Diphosphate.

Business  -  page  32
---------------------

32. We have eliminated the reference to the list of journal articles published by the researchers in the prospectus, and are instead providing you with a copy of each article, marked as necessary to show the location of each fact we are relying on for the claims made in the prospectus.

33. We have revised the section under the sub-heading "N-chlorotaurine," to focus on the fact that N-chloroaurine is safe to human cells and has shown no signs of toxicity in various tests, as follows:

          "Despite its broad-spectrum activity, the toxicity of N-chlorotaurine against human cells is extremely low. Its breakdown products are the amino acids taurine and chloride, simple organic compounds that are the building blocks of proteins. These amino acids are found in the human body and therefore represent virtually no toxic potential and do not induce allergic reactions. A standard test to screen for potential toxicities was performed by PanLabs Incorporated (78 single tests, 41 thereof in vivo (in a living organism) with a total of 240 mice). Results of the test revealed no signs of toxicity." (Description of Business - N-chlorotaurine)

34. Please see our response to comment 15 herein where we have significantly rewritten the subsection with the subheading entitled "Research and Development of N-chlorotaurine." In short, there are no agreements or obligations to develop N-chlorotaurine amongst the parties. Nonetheless, the disclosure now discusses in detail the funding obligations of each party for current and future research as follows:

               "The researchers themselves have primarily funded their research work on N-chlorotaurine at no cost to the Company (performing medical research on promising compounds like N-chlorotaurine is part of their job responsibilities as research faculty at the University on Innsbruck). Additionally, 263,859 euro (approximately US $326,130 as of August 16, 2005) of philanthropic medical research grant assistance has been provided to the researchers by the Austrian Science Foundation and the Jubilee Fund of the Austrian National Bank from 1997 - 2004 (98,399 euro from '97-'99 (approximately US $121,621 as of
          August 16, 2005); 1,400 euro from '97-'98 (approximately US $1,730 as of August 16, 2005); 27,761 euro from '00-'01 (approximately US
          $34,313  as  of  August  16,  2005);  and  87,230  euro  from  '01-'04
          (approximately US $107,817 as of August 16, 2005)). The researchers continue to apply for research grants from philanthropic organizations, but there can be no assurance they will receive additional grants in the future.

               The Company has provided the researchers $6,802 so far this year in support of their ongoing research on N-chlorotaurine. While the Company is under no contractual obligation to provide current or future research support to the researchers, it believes the researchers ongoing research of N-chlorotaurine contributes to further the scientific development of N-chlorotaurine as an effective human topical medication. Accordingly, the researchers have requested, and the Company intends to provide the researchers an additional $39,000 in 2005, from the proceeds of the additional purchases of Convertible Preferred Stock, to partially support their ongoing research on N-chlorotaurine. These additional studies will be focused on defining N-chlorotaurine effect on bacteria and fungi on a protein level, elucidating the role of N-chlorotaurine during inflammation, and discovering any potential synergisms with other components of the immune system. The planned clinical studies in progress are focused on obtaining additional safety and efficacy data on N-chlorotaurine as well as to further define optimal dosing parameters for future large-scale clinical studies in several topical body cavity infections" (Description of Business - N-chlorotaurine - Research and Development of N-chlorotaurine)

35. When we stated that the ongoing clinical studies of N-chlorotaurine conducted by the N-chlorotaurine researchers will "contribute to optimize the topical application of N-chlorotaurine in human medicine," we meant that the Company "believes the Licensors ongoing research of N-chlorotaurine contributes to further the scientific development of N-chlorotaurine as an effective human topical medication." Accordingly, we have replaced the previous statement with this new statement, which we believe is more easily understood. The paragraph containing this statement now appears in the section entitled "Description of Business" under the subheading entitled "Research and Development of N-chlorotaurine."

36. We have revised the last paragraph on page 34 as you requested, and moved it to the section entitled "Description of Business" under the subheading "Research and Development of N-chlorotaurine." The applicable portion of the paragraph now reads as follows:

               "Once we begin the IND support studies, we anticipate them taking approximately 24 months to complete, at a total direct cost of approximately $2,000,000. We plan to raise the $2,000,000 to fund this program from additional offerings of the Company's common stock. We intend to start this development program once we receive all, or a significant portion of these additional funds. Assuming that there are no unusual findings during the balance of the IND support studies and that we raise sufficient funds, we will proceed to file the IND." (Description of Business - N-chlorotaurine - Research and Development of N-chlorotaurine)

37. We have revised the disclosure in the section entitled "Description of Business" under the subheading "Research and Development of N-chlorotaurine" to explain what "Good Clinical Practice" guidelines are, who issues them, and what their significance is. We have clearly indicated that these standards relate to the conduct of human clinical trials. Accordingly, these would not be included as part of an IND application to the FDA to conduct human clinical trials. We have also indicated that since these clinical trials were not conducted under an FDA IND, they would have to be reproduced under an FDA approved IND before they could be submitted to the FDA as part of an NDA application for any particular indication. The clarification added to the prospectus is as follows:

               "All the clinical trials conducted to date by the researchers were conducted according to Good Clinical Practice ("GCP") guidelines under the approval of the University of Innsbruck Ethics Committee and Austrian Ministry of Health and Women. GCP guidelines are internationally accepted (including the USA) ethical and scientific quality standards for designing, conducting, recording, monitoring, auditing, recording, analyzing and reporting clinical trials that involve the participation of human subjects. Compliance with these standards provides public assurance that the rights, safety, and well-being of trial subjects are protected, and that the clinical trial data are credible. Although the clinical trials to date have been conducted according to GCP guidelines, they have not been conducted under the auspices of an FDA approved IND application and as a result, these clinical studies will have to be reproduced under an FDA approved IND before they can be submitted to the FDA as part of an NDA application for any particular indication.

               The researchers themselves have primarily funded their research work on N-chlorotaurine at no cost to the Company (performing medical research on promising compounds like N-chlorotaurine is part of their job responsibilities as research faculty at the University on Innsbruck). Additionally, 263,859 euro (approximately US $326,130 as of August 16, 2005) of philanthropic medical research grant assistance has been provided to the researchers by the Austrian Science Foundation and the Jubilee Fund of the Austrian National Bank from 1997 - 2004 (98,399 euro from '97-'99 (approximately US $121,621 as of
          August 16, 2005); 1,400 euro from '97-'98 (approximately US $1,730 as of August 16, 2005); 27,761 euro from '00-'01 (approximately US
          $34,313  as  of  August  16,  2005);  and  87,230  euro  from  '01-'04
          (approximately US $107,817 as of August 16, 2005)). The researchers continue to apply for research grants from philanthropic organizations, but there can be no assurance they will receive additional grants in the future." (Description of Business - N-chlorotaurine - Research and Development of N-chlorotaurine)

38. We have revised the prospectus in the section entitled "Description of Business" under the subheadings entitled "Research and Development of N-chlorotaurine" and "Research and Development of Choloroquine Diphosphate" to include the following statement:

               "The Company intends for any future licensee to first obtain regulatory approval in the US, and thereafter seek regulatory approval outside the US in as many countries as deemed economically justifiable." (Description of Business - N-chlorotaurine - Research and Development of N-chlorotaurine; Description of Business - Choloroquine Diphosphate - Research and Development of Choloroquine Diphosphate)

     We have also provided a step-by-step explanation of the procedure for obtaining FDA approval from the development point we are currently at to marketing approval and afterwards in the section entitled "Description of Business" under the subheading entitled "Need for Government Approval," and have incorporated our detailed description of clinical trials (previously in the glossary) into this section.

     Additionally, we are not seeking approval from Austrian regulatory authorities, and as such we have not described the process for obtaining such approval.

Research  and  Development  of  N-chlorotaurine
-----------------------------------------------

39. We had identified the publications on page 36 of the prospectus using their official citation abbreviations. Pursuant to your comment 5 herein, we have eliminated the references as you requested to these journal articles in the prospectus, and are instead providing you with a copy of each article, marked as necessary to show the location of each fact or statistic we are relying on for the claims made in the prospectus.

     We have revised the narrative under this subheading of the prospectus as you requested to disclose that the N-chlorotaurine Licensors are under no contractual obligation to use their research in support of our IND, and the potential implications thereby as follows:

               " Although the researchers are under no contractual obligation to permit us to use their pre-existing research in support of our IND application, we have no reason to believe they would deny our use of this research as the researchers stand to benefit from our IND application. In the event that the researchers do not permit us to use their pre-existing research in support of our IND application, we will have to duplicate it at substantial and unknown additional cost of time and expense, which amounts we do not currently have." (Description of Business - N-chlorotaurine - Research and Development of N-chlorotaurine)

     We have revised the narrative under this subheading of the prospectus as you requested to disclose that the Company did not fund this research as follows:

               "The researchers themselves have primarily funded their research work on N-chlorotaurine at no cost to the Company (performing medical research on promising compounds like N-chlorotaurine is part of their job responsibilities as research faculty at the University on Innsbruck). Additionally, 263,859 euro (approximately US $326,130 as of August 16, 2005) of philanthropic medical research grant assistance has been provided to the researchers by the Austrian Science Foundation and the Jubilee Fund of the Austrian National Bank from 1997 - 2004 (98,399 euro from '97-'99 (approximately US $121,621 as of
          August 16, 2005); 1,400 euro from '97-'98 (approximately US $1,730 as of August 16, 2005); 27,761 euro from '00-'01 (approximately US
          $34,313  as  of  August  16,  2005);  and  87,230  euro  from  '01-'04
          (approximately US $107,817 as of August 16, 2005)). The researchers continue to apply for research grants from philanthropic organizations, but there can be no assurance they will receive additional grants in the future." (Description of Business - N-chlorotaurine - Research and Development of N-chlorotaurine)

     Please see our response to comment 37 herein where we have indicated that since these clinical trials were not conducted under an FDA IND, they would have to be reproduced under an FDA approved IND before they could be submitted to the FDA as part of an NDA application for any particular indication.

     Finally, the material terms of our arrangements with the N-chlorotaurine Licensors are limited to our license agreement with them, and all the material terms were previously disclosed in the "Description of Business" section under the subheading "License Agreement for Patent Rights in Connection with N-chlorotaurine" on pages 29 - 30 of the prospectus.

Chloroquine  Diphosphate
------------------------

40. We have revised the narrative under this subheading of the prospectus as you requested to disclose that the Company hopes to develop Chloroquine Diphosphate in the future, and that we are not currently involved in any developmental activities with regards to the compound as follows (emphasis added to show revised language):

          "Pursuant the May 25, 2005 license agreement with Alpha Research Group, Inc. ("Alpha") and Jodi A. Nelson, the Company owns rights to novel derivatives and formulations of Chloroquine Diphosphate for the treatment of Parkinson's disease and as an agent to reduce the debilitating side effects caused by current Parkinsonian drug therapies. Additionally, although the Company hopes to develop these products in the future, it has not paid for any research and/or development on Chloroquine Diphosphate to date, and is not currently involved in any developmental activities regarding this compound." (Description of Business - Choloroquine Diphosphate)

Competition
-----------

41. We have revised the narrative under this subheading of the prospectus as you requested to disclose and discuss the existing products and other drugs in development to treat the same indications that our proposed products will compete against, and have identified our competitors and explained how we will compete with them as follows:

               "The Company believes that there are solid commercial justifications for pursuing a new antimicrobial treatment such as N-chlorotaurine. Current treatments for sinus infections include antibiotics such as Amoxil, Avelox, Bactrim, Tequin, or cephalosporin. Additionally, Factive, a new antibiotic developed by Oscient Pharmaceuticals, is currently in Phase III clinical trial for the treatment of acute bacterial sinusitis (sinus infections).

          Current treatment for ear infections consists of antibiotics, including such drugs as ampicillin, amoxicillin, erythromycin, one of the cephalosporin antibiotics, Floxin Otic, or the combination drug trimethoprim/sulfamethoxazole (Bactrim). However, antibiotic resistance has emerged as a major public health threat, prompting the U.S. Centers for Disease Control and Prevention ("CDC") and the U.S. FDA to campaign against overuse of the medications. Therefore, the Company believes that there is currently a strong need for the development of novel broad spectrum antimicrobial agents that do not promote the development of drug resistance. The Company believes that N-chlorotaurine has the potential to meet the needs of these markets.

               At this time, no treatment has been shown to slow or stop the progression of Parkinson's Disease. Instead, therapy is directed at treating the symptoms that are most bothersome to an individual with Parkinson's Disease. Levodopa is the most effective and most widely used symptomatic Parkinson's Disease treatment and has remained the "gold standard" of care for nearly 40 years. The vast majority of people with Parkinson's Disease eventually require levodopa treatment to control their symptoms, even if they begin their therapy with another drug. However, after several years of treatment with levodopa, patients often begin to experience motor complications, such as "wearing-off" (when the effect of one dose of medication does not last until the next scheduled dose) and impairment of voluntary movements resulting in fragmented or jerky motions (known as "dyskinesia").
          Sometimes its side effects of levodopa therapy become more debilitating than symptoms of the disease itself. Over the years, a number of substitutes for levodopa have been developed that are used in the place of levodopa or in combination with it. One such product is Stalevo, developed by Orion Pharma and marketed by Novartis and Orion Pharma.

               To our knowledge, other drugs being developed for the treatment of levodopa induced dyskinesia's include Fipamaezole and Sarizotan. Fipamaezole is being developed by Juvantia Pharma and has completed a phase II clinical trial in 2004. Sarizotan is being developed by EMD Pharmaceuticals and is in Phase III clinical trials. We believe however that the disease currently lacks a treatment that is safe and effective for most patient groups, and that Chloroquine Diphosphate has the potential to meet the needs of this market." (Description of Business - Competition)

42. We have eliminated the term "rhinosinusitis" throughout the document and replaced it with the more commonly recognized term, "sinus infection." We have also defined the terms "Crural ulcers" and "otitis externa" in plain English where they appear in the Registration Statement as follows:

               " otitis externa (outer ear infections commonly referred to as "swimmers ear"), crural ulcers (infected skin ulcers due to insufficient vein circulation)." (Description of Business - Patents, Trademarks and Licenses)

43. The term "Patent Cooperation Treaty" refers to an international treaty currently signed by 112 contracting countries (including the US) that provides a mechanism by which a person can file a single patent application that, when certain requirements have been fulfilled, is equivalent to a regular national patent application in each of the designated contracting countries. This saves the patent applicant considerable time and money over having to file early on in many different countries, yet still gives them the right to file at a later date in each of the countries they have designated. We have also added a description of the Patent Cooperation Treaty under the "Patents, Trademarks and Licenses" section of the Registration Statement.

Need  for  Government  Approval
-------------------------------

44. We have revised the filing as you have requested and have replaced the terms "Phase 1," "Phase 2" and "Phase 3" studies with the proper nomenclature "Phase I," "Phase II" and "Phase III" throughout the entire prospectus.

45. Please see our response to comment 38 herein where we have discussed the fact that we have provided a more detailed step-by-step explanation of the procedure for obtaining FDA approval from the development point we are currently at, and for marketing approval and afterwards in the section entitled "Description of Business" under the subheading entitled "Need for Government Approval," and have incorporated our detailed description of clinical trials (previously in the glossary) into this section as well.

46. We have provided the disclosures required by Item 303(a) of Regulation S-B, and have revised our discussion of these required disclosures, to relate to the periods stated for both the three and six months ended June 30, 2005, as well as the fiscal year ended December 31, 2004.

47. We have revised the section titled "Controls and Procedures" to clearly state the information you have requested and have revised our previous reference to Exchange Act Rule 13a-14, to Exchange Act Rule 13a-15.

48. We sold 900,000 shares of common stock to a third party in January 2005 for an aggregate of $900 cash. We therefore believe that the fair market value of our common stock is $0.001 per share. Additionally, due to our accumulated deficit as of June 30, 2005, the book value of our common stock is negative. Based on this calculation of the fair market value of our common stock, we believe that there is no beneficial conversion feature that should be recognized in connection with the convertible preferred stock.

49. The convertible preferred stock has been classified as temporary equity to conform to SFAS 150 and EITF D-98. Additionally, the disclosures required by paragraphs 6 and 7 of SFAS 129 have been added to the face of the balance sheet as of June 30, 2005 and the notes thereto.

50. Our independent accounting firm has revised their report, to clearly state that it has raised substantial doubt about our ability to continue as a going concern, and such revised report has been attached to the financial statements of the Company in the amended Registration Statement.

51. As of the filing of our Amended SB-2, we are in the process of attempting to obtain a signed certificate of representation from each of the Selling Shareholders who hold shares of our Convertible Preferred stock, which certification states that each Selling Shareholder will not "directly or indirectly bid for, attempt to induce, or induce, any person to bid for or purchase any of the shares of Pathogenics, Inc., a Delaware corporation (the "Company") common stock which are the subject of the Company's Form SB-2 Registration Statement which was filed with the Securities and Exchange Commission (the "Commission") on March 18, 2005 and subsequent amendments to such Registration Statement, during the restricted period following the effectiveness of the Company's Registration Statement with the Commission," and that each Selling Shareholder will "fully comply with the provisions of Regulation M in connection with the sale of the Company's common stock."

52. We have revised the footnotes to the table of Selling Shareholders to disclose all of the natural persons who have sole dispositive authority over the company's securities which are being registered in connection with the holders of the Convertible Preferred Stock. However, none of the Company's Directors or Officers are aware of who the beneficial owners are of the entities listed under the Selling Shareholders table of the SB-2, who hold shares in the Company in connection with the Company's spin off transaction with Vulcan Corporation, and as a result, we are unable to disclose who the beneficial owners of these entities are.


Very  truly  yours,

/s/  John  S.  Gillies
--------------------------
Associate
DAVID  M.  LOEV,  ATTORNEY  AT  LAW